EXHIBIT 99.1

PACIFIC THERAPEUTICS AND VODIS INNOVATIVE PHARMACEUTICALS AGREE TO SHARE TECHNOLOGIES TO DELIVER CANNABINOID BASED THERAPIES

VANCOUVER, BC, Canada – July 16, 2014 – Pacific Therapeutics Ltd. (CSE: PT) (OTC: PCFTF) (Frankfurt: 1P3) (the “Company”) The Company is pleased to announce that it has signed a term sheet with Vodis Innovative Pharmaceuticals (“Vodis”) agreeing to work with Vodis on the development of therapies based on extracts from cannabis plants.

Doug Unwin CEO and President of the Company states: “If the growth of the medical use of marijuana is to develop, physicians need therapeutics that they can trust to deliver consistent doses of cannabinoids to their patients. We are very excited to enter into this agreement with Vodis and to begin the development of these in demand therapeutics using specific strains of cannabis developed by Vodis.”

Otto Folprecht, CEO of Vodis, states: “This is a key agreement for Vodis, which is waiting for a final inspection from Health Canada for its 12,000 square foot facility in Canada.  A lot of dried medical marijuana product is required to produce consistent, high quality cannabinoids. I believe that the high quality, award winning medical marijuana product that is produced by Vodis will provide the correct ingredient for this joint venture, as it moves potential therapies through product development. “

ABOUT VODIS PHARMACEUTICALS

Vodis is one of Canada’s foremost brand names in the medical marijuana business. Its products have consistently won or placed at each competition they have entered. Vodis is in the application process to become a Licensed Producer at its 12,000 square foot facility in Canada and is currently preparing to break ground in Washington State at a 25,000 square foot commercial production facility.

ABOUT PACIFIC THERAPEUTICS LTD.

The Company’s strategy includes reformulating approved drugs to increase efficacy and patient compliance, while reducing side effects, as well as completing the further clinical testing, manufacturing and other regulatory requirements sufficient to seek marketing authorizations. This strategy may reduce the risk, time and cost of developing therapies by avoiding the risks associated with basic research and using compounds with unknown safety and toxicity profiles. The Company’s lead programs focus on erectile dysfunction and diseases of excessive scarring (fibrosis).

In 2011 the total market for drugs to treat erectile dysfunction (“ED”) exceeded $5 billion. Pacific Therapeutics Ltd. has reformulated an approved drug to treat ED using the Company’s proprietary oral dissolving technology (“sublingual formulation”). This is the first treatment to be developed by the Company using its sublingual platform technology and may be a very attractive alternative to generics in China.

Pacific Therapeutics Ltd. lead drug candidate for fibrosis (progressive scarring of the organ), PTL-202 is a combination of an FDA approved drug and an amino acid which is an extremely potent and important antioxidant.

In addition to the $1.1 billion Pulmonary Fibrosis market opportunity, PTL-202 may be effective as a treatment for Liver Cirrhosis a $1.56 billion global market opportunity in 2010, that is expected to grow to $2.03 billion by 2017 (Global Data, Feb, 2011).

For further information visit our website at www.pacifictherapeutics.com  or email us at doug.unwin@pacifictherapeutics.com

Douglas H. Unwin, CEO & President
(604) 738-1049
doug.unwin@pacifictherapeutics.com

FORWARD LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.